                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                        Commission file number 333-57421

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        FIDELITY NATIONAL CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Fidelity National Corporation
                         3490 Piedmont Road, Suite 1550
                                Atlanta, GA 30305

                              REQUIRED INFORMATION

         The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

         The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Fidelity National Corporation Tax Deferred 401(k) Savings Plan

As of December 31, 2001 and 2000 and for the years ended
December 31, 2001 and 2000 with Report of Independent Auditors

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule

         As of December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000

                                    CONTENTS

Report of Independent Auditors............................................ 2

Audited Financial Statements

Statements of Net Assets Available for Benefits........................... 3
Statement of Changes in Net Assets Available for Benefits................. 4
Notes to Financial Statements............................................. 5

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)..........11

                         Report of Independent Auditors

The Plan Administrator
Fidelity National Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fidelity National Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                         /s/ Ernst & Young LLP

June 14, 2002

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                           DECEMBER 31,
                                                    2001                  2000
                                                 ----------            ----------
ASSETS
Investments, at fair value                       $6,142,679            $5,740,969

Contributions receivable                             55,450                 3,084
                                                 ----------            ----------
Total assets                                      6,198,129             5,744,053

LIABILITIES
Refundable contributions                              9,697                45,292
                                                 ----------            ----------

Net assets available for benefits                $6,188,432            $5,698,761
                                                 ==========            ==========

See accompanying notes.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions to net assets attributed to:
   Investment results:
     Interest and dividends                                                      $   110,189

   Participant contributions                                                         854,605
   Employer contributions (net of applied forfeitures of $20,150)                    248,119
                                                                                 -----------
Total additions                                                                    1,212,913

Deductions from net assets attributed to:
   Distributions to participants                                                    (582,867)
   Net depreciation in fair value of investments                                    (140,375)
                                                                                 -----------
Total deductions                                                                    (723,242)
                                                                                 -----------

Increase in net assets                                                               489,671

Net assets available for benefits, beginning of year                               5,698,761
                                                                                 -----------
Net assets available for benefits, end of year                                   $ 6,188,432
                                                                                 ===========

See accompanying notes.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF PLAN

The following description of Fidelity National Corporation Tax Deferred 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan for the benefit of the employees of Fidelity National Corporation (the "Company" or the "Parent"), Fidelity National Bank ("FNB" or the "Bank"), and Fidelity National Capital Investors, Inc. (collectively referred to as the "Companies"). Effective January 1, 2000, the Company adopted a new plan and appointed a new trustee; however, the new plan is not substantially different from the old plan.

Effective January 1, 2001, the Plan has been amended to change the match formula from 50% of the first 2% and 25% of the next 4% of employee contributions to a match of 50% of the first 6% of employee contributions resulting in a higher level of employer contributions. Under the Plan, all employees of the Companies who have attained age 21, completed one year of service and completed 1,000 hours of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

CONTRIBUTIONS

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation.

The Companies make a matching contribution at a rate of 50% of the first 6% of each participant's aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants on the last day of the Plan's fiscal year. The Companies' discretionary contributions are allocated based on a participant's proportionate share of the total compensation paid during the plan year to all participants in the Plan.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, investment earnings/losses thereon, and each participant's interest in the Companies' matching and any discretionary contributions.

VESTING

Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies' regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and accordingly, are fully vested after six years of service.

FORFEITURES

Forfeited balances of terminated participants' nonvested accounts are used to reduce the Companies' future contributions to the Plan. The total available forfeitures were $55,985 and $3,342 at December 31, 2001 and 2000, respectively.

DISTRIBUTIONS

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of an annuity, a lump sum, installments or a combination of a lump sum and installments.

ADMINISTRATIVE EXPENSES

The Company pays certain administrative costs associated with the operation of the Plan.

PARTICIPANT LOANS

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value. Investments in mutual funds and Fidelity National Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Loans are valued at fair value, which is approximated by cost.

INCOME RECOGNITION

Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. FEDERAL INCOME TAX STATUS

The Plan is currently in the process of applying for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

4. PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

5. INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                          NET REALIZED AND
                                                      UNREALIZED APPRECIATION
                                                       (DEPRECIATION) IN FAIR
                                                        VALUE OF INVESTMENTS
                                                      -----------------------
Common Stock:
   Fidelity National Corporation Common Stock                $ 375,530

Mutual Funds:
   American Funds Mutual Fund                                  (52,297)
   Fidelity Investments Mutual Funds                           (12,077)
   MFS Mutual Fund                                            (145,138)
   PIMCO Mutual Fund                                             4,334
   Prudential Mutual Funds                                    (310,727)
                                                             ---------
Total                                                        $(140,375)
                                                             =========

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

5. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                     DECEMBER 31,
                                                             2001                  2000
                                                          ----------            ----------
EuroPacific American Fund                                 $  369,381            $  347,319
Fidelity National Corporation Common Stock                 1,266,990               836,912
MFS Mid-Cap Fund                                             622,359               746,835
Prudential Money Market Fund                               1,725,361             1,647,148
Prudential Stock Index Fund                                  475,713               379,985
Prudential Jennison Growth Fund                            1,233,245             1,457,359

Effective January 1, 2000 and April 8, 2000, Prudential Investments became trustee and recordkeeper of the Plan, respectively.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2001 and 2000, the Plan held 173,560 and 165,398 shares of Fidelity National Corporation Common Stock, respectively. The fair value of this stock at December 31, 2001 and 2000 was $1,266,990 and $836,912, respectively. During 2001, the Plan received $25,258 in dividends on Fidelity National Corporation Common Stock.

                              SUPPLEMENTAL SCHEDULE

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                                 EIN: 58-1174938
                                 Plan Number 001
                              Schedule H, Line 4(i)

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001

 (A)               (B)                                           (C)                                (E)
            IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                 CURRENT VALUE
--------------------------------------------------------------------------------------------------------------
  *     Prudential Investments               Active Balanced Fund                                  $   45,193

  *     Prudential Investments               Small Company Stock                                       65,697

  *     Prudential Investments               Prudential Stock Index Fund                              475,713

  *     Prudential Investments               Jennison Growth Fund                                   1,233,245

        MFS Investments                      Mid-Cap Fund                                             622,359

        PIMCO Investments                    Total Return Fund                                        126,608

        American Funds Group                 EuroPacific Growth Fund                                  369,381

        Fidelity Investments                 Advisory Growth and Income Fund                          194,229

   *   Fidelity National Corporation         Common Stock                                           1,266,990

   *    Prudential Investments               Money Market Account                                   1,725,361

        Participant Loans                    Interest rates ranging from 8% to 10.5%, due              17,903
                                               no later than 2011
                                                                                                   ----------
                                                                                                   $6,142,679
                                                                                                   ==========

*The above-identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed at December 31, 2001.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       FIDELITY NATIONAL CORPORATION
                                       TAX DEFERRED 401(k) SAVINGS PLAN



                                       By: /s/ Howard M. Griffith, Jr.
                                          --------------------------------------
                                          Howard M. Griffith, Jr.
                                          Chief Financial Officer
                                          Fidelity National Corporation
                                          (Plan Sponsor)


Date: June 28, 2002